FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of June, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Notice of Resolution of the 2nd Annual Shareholder Meeting

2.	[English Translation]
        Notice regarding Directors and Corporate Auditors of Subsidiary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: June 29, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
Securities Code 8725
June 29, 2010
Dear Shareholders:
MS&AD Insurance Group Holdings, Inc.
3-7, Yaesu 1-chome, Chuo-ku, Tokyo
By: Toshiaki Egashira, President and Representative Director
Notice of Resolution of the 2nd Annual Shareholder Meeting
     We are pleased to announce that the following matters were reported and resolved at the 2nd Annual Shareholder Meeting held today.
     Matters reported:
1.	Report on the Business Report, Consolidated Financial Statements, and Results of Audit of Consolidated Financial Statements by Accounting Auditor and the Board of Corporate Auditors for the 2nd fiscal year (Fiscal Year 2009 (from April 1, 2009 to March 31, 2010)); and

2.	Report on the Financial Statements for the 2nd fiscal year (Fiscal Year 2009 (from April 1, 2009 to March 31, 2010)).
     Matters resolved:
     First Item: Appropriation of Retained Earnings
This item was approved as proposed.
     Second Item: Election of Thirteen (13) Directors
Messrs. Toshiaki Egashira, Ichiro Tateyama, Tadashi Kodama, Yasuyoshi Karasawa, Susumu Fujimoto, Shuhei Horimoto, Hisahito Suzuki, Masanori Yoneda, Katsuaki Ikeda, Toshihiko Seki, Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda were elected as proposed and assumed the office.
(Messrs. Toshihiko Seki, Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda are outside Directors.)
— End —

Directors, Executive Officers and Corproate Auditors (As of June 29, 2010)

President and Director, Chief Executive Officer (Representative Director)	Toshiaki Egashira
Director, Executive Officer (Representative Director)	Ichiro Tateyama
Director, Executive Officer (Representative Director)	Tadashi Kodama
Director, Executive Officer (Representative Director)	Yasuyoshi Karasawa
Director, Senior Executive Officer	Susumu Fujimoto

Director, Managing Executive Officer	Shuhei Horimoto

Managing Executive Officer	Takayoshi Umemura

Director, Executive Officer	Hisahito Suzuki

Director, Executive Officer	Masanori Yoneda

Director, Executive Officer	Katsuaki Ikeda

Executive Officer	Yasuo Kishimoto

Executive Officer	Kazuyuki Fujimoto

Executive Officer	Seiichi Ota

Executive Officer	Shiro Fujii

Executive Officer	Mitsuhiro Tsuchiya

Outside Director	Toshihiko Seki

Outside Director	Akira Watanabe

Outside Director	Mitsuhiro Umezu

Outside Director	Daiken Tsunoda

Corporate Auditor (Full-time)	Takashi Yamashita

Corporate Auditor (Full-time)	Masahiko Oji

Outside Corporate Auditor	Sosuke Yasuda

Outside Corporate Auditor	Kuniaki Nomura

Outside Corporate Auditor	Hiroyuki Tezuka

Payment of Year-End Cash Dividend
     The Company, Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. shall pay their year-end cash dividends to their respective shareholders as calculated by the number of shares owned as of March 31, 2010.
     You are cordially requested to receive the dividend(s) in accordance with the following items 1 and 2:
1.	In case wire transfer is designated:
     If you have designated a bank account transfer of a dividend, please review the “Statement of Dividend” and the “Bank Account for Wire Transfer of Dividend” both enclosed herewith.
2.	In case wire transfer is not designated:
(1)	If you have not designated a bank account transfer of a dividend, the “Statement of Dividend” and the “Receipt of Dividend” form are enclosed herewith. Please confirm the statement on the reverse side of the receipt form and receive the dividend within the payment period (from June 30, 2010 to August 2, 2010) at a Postal Bank location or post office of your convenience.

(2)	Please contact your account manager (such as your securities company) if you wish to receive future dividend(s) by wire transfer to a bank account rather than by a “Receipt of Dividend” form.
     Please refer to the notice(s) mailed by the respective payor(s) for amounts paid, etc.
Request Purchase or Sale concerning Shares Constituting Less than One Unit
A shareholder who holds shares constituting less than one unit (i.e., fewer than 100 shares) may request the Company to purchase or sell shares.
Either request is free of charge. A shareholder who wishes to make such a request is advised, in most instances, to contact the securities company with which you have an account. Please contact The Sumitomo Trust & Banking Co., Ltd. (0120-176-417 (toll free)) and/or Mitsubishi UFJ Trust and Banking Corporation (0120-232-711 (toll free)), as may be appropriate, if you do not have an account with a securities company or if your shares involved are recorded in a special account (tokubetsu kouza).

[English Translation]
June 29, 2010
MS&AD Insurance Group Holdings, Inc.
Notice regarding Directors and Corporate Auditors of Subsidiary
MS&AD Insurance Group Holdings, Inc. hereby announces that its subsidiaries, Aioi Insurance Company, Limited and Nissay Dowa General Insurance Company, Limited, subject to the approvals of the relevant authorities, have resolved on directors and corporate auditors of Aioi Nissay Dowa Insurance Company, Limited, a new company to be launched upon their merger on October 1, 2010, as follows:

June 29, 2010
Aioi Insurance Company, Limited
Nissay Dowa General Insurance Company, Limited
Notice regarding Directors and Corporate Auditors of the New Company
Aioi Insurance Company, Limited (President: Hisahito Suzuki) (“Aioi”) and Nissay Dowa General Insurance Company, Limited (President: Ichiro Tateyama) (“NDGI”) hereby announce that, subject to the approvals of the relevant authorities, they have resolved on directors and corporate auditors of Aioi Nissay Dowa Insurance Company, Limited, a new company to be launched upon their merger on October 1, 2010, as follows:
Members of the Boards (as of October 1, 2010)

New Titles	Name	Current Positions (as of June 29, 2010)
Representative Director Chairman	Ichiro Tateyama	Representative Director, President, NDGI

Representative Director Chairman	Hideto Ozaki	Representative Director, Chairman, Aioi

Representative Director Vice Chairman	Tadashi Kodama	Representative Director, Vice Chairman, Aioi

Representative Director President	Hisahito Suzuki	Representative Director, President, Aioi

Representative Director	Shuichiro Sudo	Representative Director, Chairman, NDGI

Representative Director	Masahiro Yamada	Representative Director,
Executive Vice President		Executive Vice President, NDGI

Director	Masanori Yoneda	Director, Executive Vice President, NDGI
Executive Vice President

Director	Hiroaki Nagasue	Representative Director,
Executive Vice President		Executive Vice President, Aioi

Director	Takashi Matsukubo	Director, Senior Executive Officer, NDGI
Senior Executive Officer

Director	Shigeo Kotani	Director, Senior Executive Officer, NDGI
Senior Executive Officer

Director	Masayoshi Nakamura	Director, Senior Executive Officer, Aioi
Senior Executive Officer

Director	Takao Shida	Director, Senior Executive Officer, Aioi
Senior Executive Officer

New Titles	Name	Current Positions (as of June 29, 2010)
Director	Takayoshi Umemura	Director, Managing Executive Officer, Aioi
Managing Executive Officer

Director	Hiroshi Sakamoto	Director,
Managing Executive Officer		Managing Executive Officer, NDGI

Director	Toshihiko Tanaka	Director,
Managing Executive Officer		Managing Executive Officer, NDGI

Director	Ryusuke Oono	Director, Managing Executive Officer, Aioi
Managing Executive Officer

Director	Shin Ueno	Director, Executive Officer, Aioi
Executive Officer

Outside Director	Katsuaki Wanatabe	Outside Director, Aioi (Vice Chairman and Representative Director, Toyota Motor Corporation)

Outside Director	Sadao Kato	Outside Director, NDGI (Representative Director, Executive Vice President, Nippon Life Insurance Company)

Corporate Auditor (Full time)	Hirotaka Masamori	Corporate Auditor (Full time), NDGI

Corporate Auditor (Full time)	Makoto Yamamoto	Corporate Auditor (Full time), Aioi

Outside Corporate Auditor	Kazuyoshi Tanaka	Outside Corporate Auditor, Aioi (Adviser, Mitsubishi UFJ Lease & Finance Company Limited)

Outside Corporate Auditor	Takeshi Noda	Outside Corporate Auditor, NDGI (Chief Director, Council for Public Policy)

Outside Corporate Auditor	Yoichiro Ichimaru	Outside Corporate Auditor, Aioi (Executive Vice President and Representative Director, Toyota Motor Corporation)

Outside Corporate Auditor	Kenichi Kobayashi	Outside Corporate Auditor, NDGI (Representative Director, Senior Managing Executive Officer, Nippon Life Insurance Company)
-End-

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.